SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 or 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 13, 2006	Commission File Number:	333-06552

TEMBEC INC.
(Exact name of the registrant as specified in its charter)

QUEBEC, CANADA
(Jurisdiction of Incorporation or Organization)

800 René-Lévesque Boulevard West, Suite 1050
Montréal, Québec H3B 1X9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 13, 2006

TEMBEC INC. (s) Antonio Fratianni Name: Antonio Fratianni
Title: Vice President, General Counsel and Secretary

Explanatory Note

This Form 6-K/A is being furnished solely to add a missing paragraph under Note 8 – Unusual items, subsection “2006” on page 36 of the registrant’s Interim financial statements contained in Exhibit 99.1 hereto, which was originally filed under Form 6-K on April 28, 2006.

Exhibit List

Exhibit	Description
99.1	Interim financial statements for the quarter ended March 25, 2006